Exhibit 99.1

Origin Agritech Limited (“Origin” or the “Company”), an agriculture technology company in China, is filing its unaudited financial results for the first half of FY2025 ended March 31, 2025, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB72.3 million (US$10.1 million) during the first half year of FY2025, compared to RMB92.0 million for the first half year of FY2024. The decline in revenue was due to the halt of partial production lines at the Xinjiang factory, the implementation of equipment upgrades, and technical renovation on the production lines, resulting in reduced production capacity and consequently decreased revenue during this period. Some of our proprietary products experienced sales declines due to market cycle impacts. Meanwhile, newly launched products this year are still in the market cultivation stage, with channel penetration rates and consumer awareness yet to be fully developed.

Total operating expenses for the first half year of FY2025 were RMB32.8 million (US$4.56 million), up 144% from RMB13.4 million for the same period a year ago. The increase was the result of, (i) Selling and marketing expenses for the first half year of FY2025 were RMB2.6 million (US$0.4 million), compared to RMB3.5 million a year ago; (ii) General and administrative expenses increased 273% to RMB25.0 million (US$ 3.5 million), up from RMB6.7 million a year ago; (iii). Research and development expenses for the first half year of FY2025 were RMB5.2 million (US$0.7 million), up 60% from RMB3.2 million a year ago. Research and development expenses increased due to the development of new proprietary products.

Total operating loss for the first half year of FY2025 was RMB24.7 million (US$3.4 million), compared to total operating income of RMB4.3 million reported a year ago.

The interest expense during the first half year of FY2025 was RMB0.46 million (US$64,000), compared to interest expense of RMB0.43 million reported a year ago. There was no rental income during the first half year of FY2024 and FY2025.

Net loss attributable to the Company for the first half year of FY2025 was recorded at RMB25.6 million (US$3.6 million), compared to the net profit of RMB1.4 million a year ago.

Loss per ordinary share for the first half of FY2025 was RMB3.55 (or US$0.5), compared to the income per share of RMB0.21 during the same period a year ago.

Balance Sheet

As of March 31, 2025, cash and cash equivalents were RMB2.4 million (US$0.33 million), a decrease of RMB6.0 million from the cash and cash equivalents of RMB8.4 million as of September 30, 2024.

As of March 31, 2025, total liabilities were RMB151.3 million, in which total current liabilities were RMB145.6 million (US$20.3 million) and long term liabilities were RMB5.7 million.

As of March 31, 2025, total assets were RMB88 million (US$12.4 million), in which total current assets were RMB62.3 million (US$8.6 million), and non-current assets were RMB26.5 million (US$3.7 million).

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		Six Months Ended March 31,
		2024	2025	2025
		RMB'000	RMB'000	USD'000
	Notes	(Unaudited)	(Unaudited)	(Unaudited)
Revenues		92,040	72,341	10,078
Cost of revenues		(74,335)	(64,240)	(8,949)
Gross profit		17,705	8,101	1,129

Operating expenses:
Selling and marketing		(3,519)	(2,640)	(368)
General and administrative		(6,704)	(24,978)	(3,480)
Research and development		(3,220)	(5,153)	(718)
Total operating expenses, net		(13,443)	(32,771)	(4,566)

Income (loss) from operations		4,262	(24,670)	(3,437)
Interest expense, net		(428)	(461)	(64)
Other non-operating income, net		1,491	328	46
Income before income taxes from operations		5,325	(24,803)	(3,455)

Income tax expense	1	(39)	(34)	(5)
Net income		5,286	(24,837)	(3,460)
Less: Net income attributable to non-controlling interests		3,931	747	104
Net income (loss) attributable to Origin Agritech Ltd.		1,355	(25,584)	(3,564)

Other comprehensive income (loss):
Net income		5,286	(24,837)	(3,460)
Foreign currency translation difference		104	(295)	(41)
Comprehensive income		5,390	(25,132)	(3,501)
Less: Comprehensive loss attributable to non-controlling interests		3,931	747	104
Comprehensive income (loss) attributable to Origin		1,459	(25,879)	(3,605)

Basic and diluted net loss per share attributable to Origin Agritech Limited	2	0.21	(3.55)	(0.50)
Shares used in calculating basic and diluted net income (loss) per share		6,321,107	7,198,422	7,198,422

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		3/31/2024	9/30/2024	3/31/2025
		RMB'000	RMB'000	RMB'000	US$'000
	Notes	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		10,416	8,375	2,400	334
Accounts receivable		4,124	4,032	5,790	807
Due from related parties	3	23,411	8,636	8,018	1,117
Advances to suppliers	4	49,192	65,076	35,015	4,878
Inventories	5	25,697	12,874	9,320	1,298
Other current assets	6	10,998	755	1,717	239
Total current assets		123,838	99,748	62,260	8,673

Land use rights, net		3,225	3,192	-	-
Plant and equipment, net	7	22,616	28,301	23,023	3,207
Long-term investment	8	67,484	-	-	-
Acquired intangible assets, net		-	-	1,662	232
Lease Asset		627	321	128	18
Other assets		5,625	-	1,638	228
Total assets		223,415	131,562	88,711	12,358

Liabilities, minority interests and shareholders’equity
Current liabilities:
Borrowings	9	-	4,950	4,950	690
Accounts payable		11,338	8,469	9,795	1,365
Due to growers		216	-	-	-
Due to related parties	3	172,139	27,029	24,612	3,429
Contract liabilities		84,653	78,694	43,212	6,020
Income tax payable		871	807	764	106
Lease Liability - current		113	63	63	9
Other payables and accrued expenses	10	24,322	64,271	62,266	8,672
Total current liabilities		293,652	184,283	145,662	20,291
Lease Liability - noncurrent		128	65	65	9
Other long-term liability	11	5,995	5,813	5,632	785
Total liabilities		299,775	190,161	151,359	21,085

Shareholders’ equity (deficit):
Additional paid-in capital		573,289	578,512	604,524	84,217
Retained deficit		(600,211)	(580,854)	(606,438)	(84,483)
Treasury stock at cost (20,523 and 20,523 shares as of
March 31, 2024 and 2025, respectively)		(6,133)	(6,133)	(6,133)	(854)
Accumulated other comprehensive loss		(22,884)	(22,816)	(23,111)	(3,220)
Total shareholders’ deficit		(55,939)	(31,291)	(31,158)	(4,340)
Non-controlling interest		(20,421)	(27,308)	(31,490)	(4,387)
Total equity deficit		(76,360)	(58,599)	(62,648)	(8,727)

Total liabilities and deficit		223,415	131,562	88,711	12,358

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (UNAUDITED)

	Equity attributable to Origin Agritech Limited
					Accumulated
			Additional		Other		Non-
			Paid-in	Accumulated	Comprehensive	Treasury	controlling	Total
	Common stock		Capital	Deficit	Loss	Stock	Interests	Equity
	Shares*	Amount		Unrestricted
		RMB	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of September 30, 2023	5,990,604	-	551,933	(656,898)	(22,774)	(6,133)	(38,770)	(172,642)
Net loss for the year				(1,067)			6,288	5,221
Capital contribution							5,575	5,575
Exercise of share option	10,503		599					599
Issuance of common shares	320,000		19,594					19,594
Translation adjustments					(325)			(325)
Balance as of March 31, 2024	6,321,107	-	572,126	(657,965)	(23,099)	(6,133)	(26,907)	(141,978)

Balance as of September 30, 2024	6,561,107	-	578,512	(580,854)	(22,816)	(6,133)	(27,308)	(58,599)
Net loss for the year				(25,584)			747	(24,837)
Share-based compensation expense			7,415					7,415
Business disposal							(4,629)	(4,629)
Dividend							(300)	(300)
Issuance of common shares	1,055,000		18,597					18,597
Translation adjustments					(295)			(295)
Balance as of March 31, 2025	7,616,107		604,524	(606,438)	(23,111)	(6,133)	(31,490)	(62,648)
In US$ @	7.1782		84,217	(84,483)	(3,220)	(854)	(4,387)	(8,727)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended March 31,
	2024	2025
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Operating activities	(12,094)	(11,773)

Investing activities:
Proceeds from other investment
Purchase of plant and equipment	(984)	(4,142)
Net cash (used in) provided by investing activities	(984)	(4,142)

Financing activities:
Proceeds from exercise of stock options
Proceeds from issuance of common stock		10,550
Proceeds from due to related parties	726	-
Repayment of due to related parties	(554)	(15)
Dividends paid to minority shareholders	(490)	(300)
Net cash provided by (used in) financing activities	(318)	10,235
Net (decrease) increase in cash and cash equivalents
Cash and cash equivalents, beginning of year	23,708	8,375
Effect of exchange rate changes on cash and cash equivalents	104	(295)
Restricted cash
Cash and cash equivalents, end of the year	10,416	2,400

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	INCOME TAXES

Origin Agritech and its subsidiary, State Harvest are incorporated in the British Virgin Islands and are exempted from the income tax under the laws of the British Virgin Islands. State Harvest’s subsidiaries and State Harvest’s variable interest entity, Beijing Origin, and its majority-owned subsidiaries (together, the “PRC entities”) were incorporated in the PRC and governed by the PRC laws.

The applicable tax rates of the PRC Enterprise Income Tax (“EIT”) was changed from 33% to 25% on January 1, 2008, according to the Corporate Income Tax Law. The preferential tax rate previously enjoyed by the PRC entities is gradually transitioned to the new standard rate of 25% over a five-year transitional period. In addition, article 28 of the new tax law states that the income tax rate of a “high technology” company (high-tech status) will remain at 15%. Currently, the applicable tax rate applying on Origin Group Companies in PRC are mainly at 25%, whilst our Xingjiang operational company enjoys 15% preferential tax rate.

The Company’s liability for income taxes includes the liability for unrecognized tax benefits, interest, and penalties related to tax years, which are still subject to review by taxing authorities. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company’s liability for income taxes. Any such adjustment could be material to the Company’s results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. Until March 31, 2025, the management considered that the Company had no uncertain tax positions affected its consolidated financial position. The Company’s uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities and the major one is the China tax authority. The open tax years for examinations in China are 5 years.

The current and deferred components of income tax expense are as follows:

	March 31,
	2024	2025
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Current income tax expense	39	34
Deferred income tax benefit	-	-

Total	39	34

2.	INCOME/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years indicated:

	Six months ended
	March 31,
	2024	2025
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to Origin Agritech Limited	1,355	(25,584)

Denominator:
Average common stock outstanding - basic and Diluted	6,321,107	7,198,422

Basic and Diluted Per Share Data:
Basic and diluted income (loss) per share attributable to Origin Agritech Limited:	0.21	(3.55)

For the six months ended March 31, 2024, the Company did not have any potential diluted shares. For the six months ended March 31, 2025, the effect of the outstanding options was anti-dilutive.

3.	RELATED PARTY BALANCES AND TRANSACTIONS (In RMB’000)

(1) Related party relationships

Name of related parties	Relationship
Beijing Shihui(i)	Being owned by close family members of the Company’s Chairman
Linze Origin Seeds Ltd.(i)	Being owned by close family members of the Company’s Chairman
Henan Yingde Agricultural Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Liantaide Biotechnology Co., Ltd.	Being owned by close family members of the Company’s Chairman
Beijing Agrite Co., Ltd.	Being owned by close family members of the Company’s Chairman
Fifth Division State-owned Assets Management and Operation Co., Ltd	Being the non-controlling interest of Xinjiang Origin
Shareholders	Non-controlling shareholders of Hubei Aoyu, Anhui Aoyu, Xuzhou Aoyu, Shandong Aoruixinong, Henan Aoyu, Shandong Aoruixinong

(1) Due from related parties, net of bad debt allowance

	September 30,	March 31,
	2024	2025
	RMB'000	RMB'000
	(Audited)	(Unaudited)
Linze Origin Seeds Ltd	45	45
Beijing Shihui	17,060	17,060
Shareholders (Note i)	2,842	2,227
Beijing Liantaide (Note ii)	1,186	1,071
The Company’s Chairman	4,607	4,720
The Close family of the Company’s Chairman	6	5
Total	25,746	25,128
Allowance for doubtful account	17,110	17,110
Due from related parties, net	8,636	8,018

Note (i): As of March 31, 2025, due from shareholders was RMB2.2 million, which related to the sales of seeds amounting to RMB 726,000- and advances for business use purpose amounting to RMB 1,501,000-.

Note (ii): As of March 31, 2025, the balance of due from shareholders were advances for purchases of raw materials amounting to RMB 1,071,000.

(2) Due to related parties

	September 30,	March 31,
	2024	2025
	RMB'000	RMB’000
	(Audited)	(Unaudited)
Companies controlled by the Company’s directors (i)	1,680	1,721
Shareholders (Notes I and ii)	13,118	13,353
The Company’s Chairman	3,973	3,973
YingDe(i)	8,258	5,565
	27,029	24,612

Note (i): In the ordinary course of business, the Company purchases raw materials from and sells products to related parties, and related parties also provide cash payment to fund the Company’s operations.

Note (ii): As of March 31, 2025, the balances due to shareholders were RMB13.4 million, of which in relation to the borrowings in nature amounted to RMB4.9 million, which were unsecured, interest-bearing, and repayable on demand; accrued interests costs amounted to RMB0.65 million, and advances in relation to the Sales of seeds amounted to RMB7.8 million.

(3) Transactions with related parties

(a) Sales to

	Six months ended
	March 310,
	2024	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
YingDe	2,796	—
Shareholders (Note i)	3,790	—
	6,586	—

Note(i): Sales related to shareholders were RMB3.79 million and RMB-nil- for six months ended March 31, 2024 and 2025, respectively, the selling prices of transaction are reference to the market price.

(b) Purchase from

	Six months ended
	March 31,
	2024	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
YingDe	196	—
Liantaide	5,430	2,656
	5,626	2,656

(c) Borrowing

	Six months ended
	March 31,
	2024	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Shareholders (Note i)	726	—
	726	—

Note (i) : The borrowing interest rates are between 5.8% and 10% and repayable on demand.

(d) Interest accrual

	Six months ended
	March 31,
	2024	2025
	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
NCI	64	74
	64	74

4.	ADVANCES TO SUPPLIERS

	September 30,	March 31,
	2024	2025
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Prepayments for purchasing seed	61,086	30,673
Prepayments for purchasing package	175	891
Deposits for research and development fee	100	1,037
Others	3,715	2,414

	65,076	35,015

5.	INVENTORIES

Total inventories were RMB 9.3 million as of March 31, 2024, down 28% from RMB12.8 million for the period ended September 30, 2024. As of September 30, 2024, inventories were comprised of raw materials of RMB 0.2 million, finished goods of RMB 7 million and work in progress of RMB 5.7 million. As of March 31, 2025, inventories were comprised of raw materials of RMB-nil-, finished goods of RMB 6.9 million and work in progress of RMB 2.4 million.

	September 30,	March 31,
	2024	2025
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Raw materials	160	0
Finished goods	7,004	6,902
Work in progress	5,710	2,418

	12,874	9,320

6.	OTHER CURRENT ASSETS

	September 30,	March 31,
	2024	2025
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Advances to staff for business use	642	975
Deposits for rental	13	0
Receivables from third parties	3	608
Others	97	134

	755	1,717

7.	PLANT AND EQUIPMENT, NET

During the six months ended March 31, 2024 and 2025, the Group acquired assets at a cost of RMB 662 and RMB 4,757, respectively. None of the assets were disposed of by the Group during the six months ended March 31, 2024 and 2025.

No impairment loss was recognized for the six months ended March 31, 2024 and 2025.

8.	LONG TERM INVESTMENTS

No long term investments were recorded for the period as they had been made by cost impairment in previous year. The Company owns 17.94% equity interest in Jilin Jinong Hi-tech Development Shares Co. Ltd. (“Jinong”) and accounted for the equity investment without readily determinable fair value (previously known as cost method investment) as of September 30, 2024 and March 31, 2025.

The Company owns 20% equity interest in Nianfeng Minfu (Beijing) Agricultural Science and Technology Development Co., Ltd. (“Nianfeng Minfu”).

The Company recorded an impairment on cost method investment of RMB18.9 million and RMB18.9 million on its equity investment without readily determinable fair value As of September 30, 2024, and March 31, 2025, respectively.

	September 30,	March 31,
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Cost method investment	18,921	18,921
Impairment on cost method investment	(18,921)	(18,921)
	—	—

9.	BORROWINGS

Borrowings consisted of the following:

	September 30,	March 31,
	2024	2025
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Borrowings from Agricultural Bank of China by Xinjiang Origin, due on September 24, 2025 with an annual interest rate of 3.35%, secured by Xinjiang Origin’s properties and land use right	4,950	4,950

10.	OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consist of:

	September 30,	March 31,
	2024	2025
	RMB’000	RMB’000
	(Audited)	(Unaudited)
Payables for the purchase of plant and equipment	622	622
Professional fees payable	4,751	3,030
Salaries and bonuses payable	12,360	16,476
Accrued interests expenses	398	506
Deferred government subsidies	363	363
Payables for penalty	6,483	6,483
Payables for third party (Note i)	12,424	5,950
Borrowings froma third party (Note i)	18,624	16,651
Stock issuance and options	8,202	10,904
Others	44	1,281
	64,271	62,266

Note (i) : Payables and borrowings from third parties were RMB22.6 million and RMB31 million as of March 31, 2025 and September 30, 2025, respectively.

11.	OTHER LONG-TERM LIABILITY

For the six months ended March 31, 2025 and September 30, 2024, the Company received no subsidies from the local PRC government on equipment projects. The non-current portion of such government subsidies were recorded as a long-term liability, which would be amortized over the estimated useful lives in relation to the plant & equipment and land use right.

12.	COMMITMENTS AND CONTINGENCIES

Legal proceeding

On September 26, 2024, Beijing Haidian District Labor Arbitration Commission made a labor arbitration in relation to a labour dispute. The case is the subject of an appeal. The Company recorded a contingent liability of RMB 1.68 million.

A third party (“Hebei Zhaoyu Breeding Industry Group Co., Limited”) believed that the corn seed Liyu 16 sold by Hubei Aoyu infringed their variety rights in relation to corn seed Liyu 88. In April 2024, the Intermediate People’s Court of Lanzhou City, Gansu Province made a judgement that our Group subsidiary company “Hubei Aoyu” infringed and was required to pay RMB 3 million compensation monies for their economic losses. The case has been appealed to the Intellectual Property Court of the Supreme People’s Court in August 2024. The Company recorded a contingent liability of RMB 3 million.